Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

Millions of Dollars, Except for Ratios	2006	2005	2004	2003	2002
Earnings:
Net income	$1,606	$1,026	$604	$1,056	$1,265
Equity earnings net of distributions	(59)	(48)	(47)	15	(34)
Total earnings	1,547	978	557	1,071	1,231
Income taxes	919	410	252	581	680
Fixed charges:
Interest expense including amortization of debt discount	477	504	527	574	632
Portion of rentals representing an interest factor	243	220	206	169	172
Total fixed charges	720	724	733	743	804
Earnings available for fixed charges	$3,186	$2,112	$1,542	$2,395	$2,715
Ratio of earnings to fixed charges	4.4	2.9	2.1	3.2	3.4